SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2013

Commission File No. 1-31690

TransCanada Corporation
(Translation of Registrant's Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 to this report, filed on Form 6-K, shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8
(File Nos. 333-5916, 333-8470, 333-9130, 333-151736 and 333-184074), Form F-3 (File Nos. 33-13564 and 333-6132) and Form F-10 (File Nos. 333-151781, 333-161929 and 333-177788).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2013

TRANSCANADA CORPORATION
By:	/s/ Donald R. Marchand Donald R. Marchand Executive Vice-President and Chief Financial Officer
By:	/s/ Christine R. Johnston Christine R. Johnston Vice-President and Corporate Secretary

EXHIBIT INDEX

99.1	A copy of the Amended and Restated Shareholder Rights Plan Agreement dated as of April 26, 2013 between TransCanada Corporation and Computershare Trust Company of Canada as Rights Agent.